Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group



10016155

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

August 11, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549,
USA

SUPPL

Tel: 202 3313100

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl. No.	Document	Regulation	Filed on /with
1.	Unaudited Financial Results for the quarter ended June 30, 2010	Clause 41 of the listing agreement	9-8-2010 BSE & NSE
2.	Secretarial Audit – Integrity of Capital for the quarter ended June 30, 2010	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	30-7-2010 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Dlw 8/17

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

August 9, 2010

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: **Unaudited Financial Results for the quarter ended June 30, 2010 pursuant to Clause 41 of the Listing Agreement.**

Further to our letter dated July 31, 2010, we enclose herewith Unaudited Consolidated Financial Results for the quarter ended June 30, 2010.

The above financial results were approved by the Board of Directors at its meeting held on August 9, 2010, pursuant to Clause 41 of the Listing Agreement.

We also enclose herewith the media release of the Company for the quarter ended June 30, 2010 for your information.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.


N S E I L
10 AUG 2010
Contents not Verified

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Unaudited Consolidated Financial Results for the quarter ended June 30, 2010

(Rs. in crore except per share data)

Sr. No	Particulars	Quarter ended		Year ended
		30-06-10	30-06-09	31-03-10
		Unaudited	Unaudited	Audited
1	a Income from Operations	1,035.18	1,452.72	5,895.24
	b Other Operations Income	218.62	15.40	215.54
	Total Income (a + b)	**1,253.80**	**1,468.12**	**6,110.78**
2	Total Expenditure			
	a Increase / decrease in stock in trade and work in progress	-	-	-
	b Consumption of raw materials	-	-	-
	c Purchase of traded securities	-	-	313.14
	d Employee Cost	123.94	128.24	535.35
	e Depreciation	12.84	14.27	67.62
	f Other expenditure	314.73	354.91	1,390.89
	g Premium paid on Reinsurance Ceded	188.12	215.76	727.19
	h Claims Incurred	235.13	224.55	1,185.69
	Total	**874.76**	**937.73**	**4,219.88**
3	Profit from Operations before other Income, Interest and Exceptional Items (1-2)	**379.04**	**530.39**	**1,890.90**
4	Other Income	13.07	1.13	29.82
5	Profit before Interest and Exceptional Item (3+4)	**392.11**	**531.52**	**1,920.72**
6	Interest	294.41	367.18	1,332.40
7	Profit after Interest but before Exceptional Item (5-6)	**97.70**	**164.34**	**588.32**
8	Exceptional Items	-	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before Tax (7+8)	**97.70**	**164.34**	**588.32**
10	Tax expenses			
	Current Tax (including Fringe Benefit Tax)	32.85	33.38	189.31
	Deferred Tax	(12.82)	(22.33)	(42.72)
11	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (9-10)	**77.67**	**153.29**	**441.73**
12	Extraordinary Item (net of tax expense Rs__________)	-	(0.03)	-
13	Minority Interest (Net of tax expenses Rs.-_)	1.03	2.65	10.35
14	Net Profit (+) / Loss (-) for the period(11-12-13)	**76.64**	**150.67**	**431.38**
15	Share of Profit / (Loss) of Associates			
	Loss on sale of Investment in Associate	0.33	0.37	3.16
16	Net Profit (+) / Loss (-) for the period(14-15)	**76.97**	**151.04**	**434.54**
17	Reserves excluding revaluation reserves as per balance sheet of previous accounting year			
18	Paid-up equity Share Capital			
	Equity Share of Rs.10 each	246.16	246.16	246.16
	Earning Per Share (EPS)			
	a Basic and diluted EPS before extraordinary items for the period , for the year to date and for the previous year (not to be annualised)			
	Basic	3.13	6.15	17.63
	Fully Diluted	3.13	6.15	17.63
	b Basic and diluted EPS after extraordinary items for the period , for the year to date and for the previous year (not to be annualised)			
	Basic	3.13	6.15	17.63
	Fully Diluted	3.13	6.15	17.63
19	Public shareholding			
	- Number of Shares	11 29 50 526	11 20 75 291	11 11 90 574
	- Percentage of shareholding	45.98%	45.63%	45.27%
20	Promoter and Promoter Group Shareholding			
	a) *Pledged / Encumbered*			
	- *Number of shares*	-	9,893,179	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	8.83%	-
	- Percentage of shares (as a % of the total sharecapital of the Company)	-	4.03%	-
	b) *Non encumbered*			
	- *Number of Shares*	13 26 82 274	12 14 89 095	13 44 42 226
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	92.47%	100.00%
	- Percentage of shares (as a % of the total sharecapital of the Company)	54.02%	49.46%	54.73%

Exemption No. 82-35007

Reliance Capital Limited

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Private Limited, Reliance Land Private Limited and Reliance Asset Reconstruction Co. Limited. and Ammolite Holdings Ltd.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The Company has reported segmentwise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted through its subsidiaries. Since all the operations of the Company are conducted largely within India, there is no separate reportable geographical segment.

3 The reportable segments of Reliance Capital Group are further described below:

a) Finance & Investment - This includes the corporate lending and investment activities.

b) Asset Management - This includes the asset management activities including Mutual Fund and Portfolio Management Services.

c) General Insurance - This includes the the general insurance business.

d) Consumer Finance - This includes the consumer finance and mortgage lending business.

e) Others

4 The previous financial year / period figures have been regrouped / reclassified wherever necessary.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on August 9, 2010 approved the above results and its release.

6 The Standalone unaudited financial results of the Company for the quarter ended June 30, 2010 are available on the Company's website (www.reliancecapital.co.in) and on the website of BSE (www.bseindia.com) and NSE (www.nseindia.com).

for Reliance Capital Limited



Place: Mumbai
Dated: August 9, 2010

Anil D. Ambani
Chairman

MEDIA RELEASE

CONSOLIDATED TOTAL INCOME OF RS. 1,267 CRORE (US$ 277 MILLION)

CONSOLIDATED NET PROFIT OF RS. 77 CRORE (US$ 17 MILLION)

DECREASE OF 14% IN TOTAL INCOME AND 49% IN NET PROFIT – MAINLY OWING TO LOWER CAPITAL GAINS AND LOSS OF RS. 39 CRORE (US$ 8 MILLION) FROM GENERAL INSURANCE

TOTAL CUSTOMER BASE CROSSES 21 MILLION

NET WORTH OF RS. 7,803 CRORE (US$ 1.7 BILLION) – RANKS AMONG THE TOP 4 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

TOTAL ASSETS OF RS 27,234 CRORE (US$ 6 BILLION) – UP 9%

RCAM MANAGED RS. 1,41,211 CRORE (US$ 30 BILLION), ACROSS MUTUAL FUNDS, PENSION FUNDS, MANAGED ACCOUNTS AND HEDGE FUNDS

RELIANCE MUTUAL FUND – INDIA'S NO. 1 MUTUAL FUND – AVERAGE AUM AT RS. 1,01,320 CRORE (US$ 22 BILLION)

RCAM – PROFIT BEFORE TAX FOR THE QUARTER AT RS. 58 CRORE (US$ 13 MILLION) – UP 23%

RELIANCE CONSUMER FINANCE – PROFIT BEFORE TAX FOR THE QUARTER AT RS. 36 CRORE (US$ 8 MILLION) – UP 305%

RELIANCE CONSUMER FINANCE – 90% OF LOAN BOOK SECURED

RELIANCE LIFE INSURANCE – TOTAL FUNDS UNDER MANAGEMENT AT RS. 14,423 CRORE (US$ 3 BILLION) – UP 74%

RELIANCE LIFE INSURANCE – TOTAL PREMIUM AT RS. 1,198 CRORE (US$ 262 MILLION) – UP 33%

RELIANCE LIFE INSURANCE - #1 IN TERMS OF POLICIES SOLD IN PRIVATE SECTOR - OVER 4,90,000 POLICIES SOLD IN THE QUARTER – UP 21%

Mumbai, August 09, 2010: Reliance Capital Limited (RCL) today announced its un-audited financial results for the quarter ended June 30, 2010. The performance highlights are:

Consolidated – Quarter ended June 30, 2010

- **Total income of Rs 1,266.9 crore** (US$ 277 million), against Rs 1,469.3 crore in the corresponding period – a decrease of 14%; mainly owing to lower capital gains and reduced topline from general insurance

- **Net profit of Rs 77.0 crore** (US$ 17 million), against Rs 151.0 crore in the corresponding period – a decrease of 49%; mainly on account of the loss in general insurance

- **Earnings per share of Rs. 3.13** (US$ 0.07) against Rs 6.15 in the corresponding period

Net worth:

As on June 30, 2010, the **net worth of the company stood at Rs 7,803 crore (US$ 1.7 billion) – an increase of 4%.**

The company ranks among the top 4 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a **net debt equity ratio of 1.8** as on June 30, 2010, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on June 30, 2010, the **total assets of the company stood at Rs 27,234 crore (US$ 6 billion) – an increase of 9%**

The investment portfolio of listed equities as on June 30, 2010, amounted to Rs. **1,531.3 crore (US$ 329 million)**, at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM),

- Reliance Capital Asset Management managed **Rs. 1,41,211 crore (US$ 30 billion)** as on June 30, 2010, across mutual funds, pension funds, managed accounts and hedge funds

- **Reliance Mutual Fund** (RMF) continues to be the market leader and is ranked **as India's No. 1 Mutual Fund** in terms of AUM, with market share of **15%**

- The average assets under management (AAUM) of RMF, stood at **Rs 1,01,320 crore (US$ 22 billion)** for June 30, 2010 from Rs 1,08,322 crore for June 30, 2009

- RMF continues to focus on the retail investor community. In spite of challenging regulatory environment in Indian mutual fund industry, the number of investors folios were maintained at **74.4 lakhs** as on June 30, 2010, amongst one of the highest in the private sector mutual funds

- The number of Systematic Investment Plan (SIP) folios stood at **12.1 lakhs** as on June 30, 2010 – **an increase of 31%.** RMF added an average of 60,000 SIPs every month during the quarter

- RCAM's **income from its operations was Rs 164 crore (US$ 36 million)** for the quarter ended June 30, 2010, as against Rs 136 crore for the corresponding previous period – **an increase of 21%**

- The **profit before tax of RCAM was Rs 58 crore (US$ 13 million)** for the quarter ended June 30, 2010, as against Rs. 47 crore for the corresponding previous period – an increase of 23%

- As on June 30, 2010 there were a total of 36 schemes comprising 17 equity oriented schemes, 17 debt oriented schemes and 2 exchange traded funds

- RMF had a presence across 245 locations in India, as on June 30, 2010

- During the quarter, RMF was voted as 'The Gold Most Trusted Brand' in the investment category, for the third consecutive year at the 12th Annual Reader's Digest Trusted Brand

- As on June 30, 2010, the **AUM of Reliance Asset Management (Singapore) Pte Ltd**, a wholly owned subsidiary of RCAM, was at **US$ 203 million** as against US$ 163 million as on June 30, 2009 – **an increase of 24%**

Reliance Life Insurance

- Reliance Life Insurance (RLI) is among the **top 4 private sector life insurance players in terms of new business premium** with a **market share of 9%** of the private sector

- This quarter, RLI **ranked #1** in the private sector life insurance industry in terms of policies sold. The **number of policies sold** during the quarter were 4,93,899 as against 4,06,699 for the corresponding previous period – **an increase of 21%**

- The **Total Premium** was **Rs. 1,198 crore (US$ 262 million)** for the quarter as against Rs. 901 crore in the corresponding previous period, **an increase of 33%**

- **Renewal Premium was at Rs 596 crore (US$ 130 million)** for the quarter ended June 30, 2010 as against Rs 398 crore in the corresponding previous period, **an increase of 50%**

- The **New Business Premium** was **Rs. 605 crore (US$ 133 million)** for the quarter as against Rs. 506 crore in the corresponding previous period, **an increase of 20%**

- The **total funds under management** as on June 30, 2010 **increased to Rs. 14,423 crore (US$ 3 billion)** as against Rs. 8,293 crore for the corresponding previous period – **an increase of 74%**

- During the quarter, **fresh capital of Rs. 70 crore (US$ 15 million)** was infused into the business. The **capital invested till date** in this business, is **Rs. 3,044 crore (US$ 653 million)**

- **The distribution network** increased to **1,247 branches** at the end of June 30, 2010 against 1,145 branches at the end of June 30, 2009

- **The number of agents** at the end of June 30, 2010 was as **1,99,711** as against 1,61,093 agents at the end of June 30, 2009, **an increase of 24%**

Reliance Consumer Finance

- Reliance Consumer Finance (RCF) offers a wide range of products which include Home loans, Loans against property, SME loans, Commercial Vehicle loans and loans for Construction equipment

- Since its inception in late 2007, RCF has rapidly emerged to be amongst the leading lenders in the Indian non banking finance space. The focus in this business continues to be on asset backed lending and de-emphasise unsecured loans. As on June 30, 2010, **90% of the loan book was secured**, a significant improvement from 77% as on June 30, 2009

- The **disbursements** for the quarter ended June 30, 2010 **were Rs 1,275 crore (US$ 279 million)** as against Rs 683 crore for corresponding previous period, **an increase of 87%**

- The outstanding **loan book** as on June 30, 2010 was at **Rs 9,148 crore (US$ 2 billion)**, against Rs 8,511 crore as on June 30, 2009, **an increase of 7%.** This loan book is spread **across 1,17,602 customers** from top 16 Indian metros

- RCF **securitized** loans of **Rs 467 crore (US$ 102 million)** during the quarter ended June 30, 2010

- RCF generated **revenues** of **Rs. 298 crore (US$ 65 million)** for the quarter ended June 30, 2010, as against Rs. 291 crore for the corresponding previous period, **an increase of 3%**

- RCF achieved a **profit before tax** of **Rs. 36 crore (US$ 8 million)** for the quarter, as against Rs 9 crore for the corresponding previous period **an increase of 305%**

Reliance Money

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, mutual funds, IPOs, insurance products, wealth management, investment banking, gold coins, money changing and money transfer

- Reliance Money is amongst the **leading domestic retail broking houses and distributor of financial products** with a pan India presence of over **5,000 outlets**

- Reliance Money restructured its operations in the past year by discontinuing unprofitable businesses

- As a result, the business generated **revenues** of **Rs 39 crore (US$ 9 million)** for the quarter ended June 30, 2010 as against Rs. 76 crore for the quarter ended March 31, 2010 – a decrease of 49%

- Profit before tax was **Rs. 3 crore (US$ 1 million)** for the quarter ended June 30, 2010, as against Rs. 0.1 crore for the quarter ended March 31, 2010, demonstrating significant improvement in profit margins

Reliance General Insurance

- Reliance General Insurance (RGI) offers insurance solutions for auto, health, home, property, travel, marine, commercial and other speciality products

- RGI is among one of the leading private sector general insurance companies in India (in terms of gross written premium). It has a **market share of 10%** of the Indian private **sector general insurance industry**

- The focus at RGI is writing profitable business and not just growth. The Company incurred losses this quarter on account of high claims from its health portfolio. RGI has re-priced its health products and also significantly reduced its exposure to the unprofitable Group Mediclaim

- As a result, the **Gross Written Premium** for the quarter ended June 30, 2010 was **Rs 429 crore (US$ 94 million)** as against Rs. 557 crore for the corresponding previous period**, a decrease of 23%**

- **Loss for the quarter was Rs. 39 crore (US$ 8 million)** as against profit of Rs. 1 crore for the quarter ended June 30, 2009

- During the quarter, **Rs. 95 crore (US$ 21 million)** was infused into the business. The **total capital invested till date is Rs. 1,102 crore (US$ 236 million)**

- RGI had a **distribution network of 200 branches** and over 4,400 intermediaries, at the end of June 30, 2010

Shareholding Pattern as on June 30, 2010:

Category	No. of Shares	Shareholding (%)
Reliance Anil Dhirubhai Ambani Group	13,26,82,274	54.5%
Foreign Investors – FIIs, NRIs and others	5,42,16,114	21.4%
Domestic institutions/ Banks/ Mutual Funds	1,12,21,346	4.6%
Indian public	4,75,13,066	19.5%
TOTAL – 1.3 million shareholders	**24,56,32,800**	**100.0%**

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is one of India's leading private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

As on March 31, 2010, the Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 1,25,000 crore (US$ 28 billion), total assets of over Rs. 1,74,000 crore (US$ 39 billion) and net worth in excess of Rs 83,000 crore (US$ 19 billion).

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, investment banking, wealth management services, consumer finance, exchanges and other activities in financial services.

Exemption No. 82-35064

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

August 9, 2010

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2010 pursuant to Clause 41 of the Listing Agreement.

Further to our earlier letter dated August 9, 2010, we enclose herewith Unaudited Financial Results (Standalone) for the quarter ended June 30, 2010.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Unaudited Financial Results for the quarter ended June 30, 2010

(Rs. in crore except per share data)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-10	30-06-09	31-03-10
		Unaudited	Unaudited	Audited
1	a Income from Operations	163.19	606.89	2,168.73
	b Other Operating Income	51.54	8.59	197.89
	Total Income (a+b)	214.73	615.48	2,366.62
2	Total Expenditure			
	a Increase / decrease in stock in trade and work in progress	-	-	-
	b Consumption of raw materials	-	-	-
	c Purchase of traded goods	-	-	-
	d Employee Cost	9.55	25.64	121.63
	e Depreciation	2.70	4.14	18.16
	f Provision for NPA and doubtful debt / Written off	-	59.32	256.26
	g Other expenditure	34.40	64.60	305.90
	Total	46.65	153.70	701.95
3	Profit from Operations before other Income, Interest and Exceptional Items (1-2)	168.08	461.78	1,664.67
4	Other Income	12.29	1.13	23.26
5	Profit before Interest and Exceptional Item (3+4)	180.37	462.91	1,687.93
6	Interest	141.16	357.62	1,259.60
7	Profit after Interest but before Exceptional Item (5-6)	39.21	105.29	428.33
8	Exceptional Items	-	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before Tax (7+8)	39.21	105.29	428.33
10	Tax expenses			
	Current Tax (including Fringe Benefit Tax)	-	23.50	89.41
	Deferred Tax	(11.20)	(22.50)	(0.50)
11	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (9-10)	50.41	104.29	339.42
12	Extraordinary Items (Net of tax expenses Rs.___-___)	-	-	-
13	Net Profit (+) / Loss (-) for the period(11-12)	50.41	104.29	339.42
14	Paid-up equity Share Capital			
	Equity Share of Rs.10 each	246.16	246.16	246.16
15	Reserves excluding revaluation reserves as per balance sheet of previous accounting year			6,899.70
16	Earning Per Share (EPS)			
	i) Basic and diluted EPS before extraordinary items for the period , for the year to date and for the previous year (not to be annualised)			
	Basic	2.05	4.25	13.82
	Fully Diluted	2.05	4.25	13.82
	ii) Basic and diluted EPS after extraordinary items for the period , for the year to date and for the previous year (not to be annualised)			
	Basic	2.05	4.25	13.82
	Fully Diluted	2.05	4.25	13.82
17	Public shareholding			
	- Number of Shares	11 29 50 526	11 20 75 291	11 11 90 574
	- Percentage of shareholding	45.98%	45.63%	45.27%
18	Promoter and Promoter Group Shareholding			
	a) Pledged / Encumbered			
	- Number of shares	-	9,893,179	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	8.83%	-
	- Percentage of shares (as a % of the total sharecapital of the Company)	-	4.03%	-
	b) Non encumbered			
	- Number of Shares	13 26 82 274	12 14 89 095	13 44 42 226
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	92.47%	100.00%
	- Percentage of shares (as a % of the total sharecapital of the Company)	54.02%	49.46%	54.73%

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Unaudited Segment Reporting for the quarter ended June 30, 2010

(Rs. In crore)

Sr No	Particulars	Quarter ended		Year ended
		30-06-10	30-06-09	31-03-10
		Unaudited	Unaudited	Audited
1	Segment Revenue			
a	Finance & Investments	227.02	333.36	1,145.68
b	Consumer Finance	-	283.25	1,244.20
	Total	227.02	616.61	2,389.88
	Inter segment	-	-	-
	Net Income	**227.02**	**616.61**	**2,389.88**
2	Segment Results			
a	Finance & Investments	39.21	101.53	304.84
b	Consumer Finance	-	3.93	125.03
	Total Segment Profit before Interest and Tax	39.21	105.46	429.87
	Unallocated expenses	-	(0.17)	(1.54)
	Profit before Tax	**39.21**	**105.29**	**428.33**
3	Capital Employed			
a	Finance & Investments	7,133.08	5,739.92	6,113.22
b	Consumer Finance	-	1,067.27	959.26
	Total	**7,133.08**	**6,807.19**	**7,072.48**

NOTES:

1. The previous financial year / period figures have been regrouped / reclassified wherever necessary.

2. The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted within India, there is no separate reportable geographical segment and the Company reported the following business segements :

   Finance and Investments comprising of the investments and lending business of the Company.
   Consumer finance comprising of the consumer finance division of the Company.

3. The number of investor complaints pending as on April 1, 2010 were NIL, the complaints received during the period April 1, 2010 to June 30, 2010 were 11, the complaints resolved during the period were 11 and pending unresolved as of June 30, 2010 were NIL.

4. The Company has transfered its "Consumer Finance Division" ('CFD') business to two of its wholly owned subsidiaries i.e. Reliance Home Finance Private Limited ('RHFPL') and Reliance Consumer Finance Private Limited('RCFPL') wef 01.04.2010, subject to Shareholders' approval. Consequently income, expenditure, assets and liabilities related to such business have been excluded from these financial statements.

5. The financial results for the quarter ended June 30, 2010 of the Company have been subjected to a "Limited Review" by the Statutory Auditors of the Company

6. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on August 9, 2010 approved the above results and its release.

for Reliance Capital Limited



Place: Mumbai
Dated: August 9, 2010

Anil D. Ambani
Chairman

01 Exemption No. 82-35007

RELIANCE Capital

Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in



July 30, 2010

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor, Plot No. C/1, G Block, Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended June 30, 2010 issued by M/s. Dayal & Lohia, Chartered Accountants.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

dayal and lohia

chartered accountants

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	June 30, 2010
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	570, Naigaon Cross Road, Next to Royal Indl Estate, Wadala - Mumbai 400031
7	Telephone & Fax Nos.	Tel. No.: 022 30479204 & Fax. No.: 022 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above	24 56 32 800	99.46
12	Held in dematerialised form in CDSL	75 37 835	3.07
13	Held in dematerialised form in NSDL	23 16 24 588	94.30
14	Physical	64 70 377	2.63
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00


DAYAL AND LOHIA

dayal and lohia
chartered accountants

16 Reasons for difference if any, between:

a) (10&11): Forfeiture of Shares

b) (10&15): Forfeiture of Shares

c) (11&15): NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any, — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	7	43	Delay in receipt of Physical DRFs & Share Certificates from DP.
	10	331	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	17	374	


DAYAL AND LOHIA
MUMBAI

dayal and lohia
chartered accountants

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30479024 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Private Limited Madhura Estates, Municipal no: 1-9/13/C Plot no: 13 & 13 C, Survey no. 74 & 75, Madhapur Village, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 14th July, 2010